CONSULTING AGREEMENT

This Consulting Agreement ("Agreement") is made and effective this 1st day of September, 2002, by and between, Douglas Cifers ("Consultant"), and BEVsystems International, Inc. an Florida Corporation ("Company").

Now, therefore, Consultant and Company agree as follows:

1.   ENGAGEMENT.

Company hereby engages Consultant, and Consultant accepts engagement, to provide to Company the following services:

Serve as a member of the Board of Directors and diligently strive to increase shareholders equity, and to perform such fiduciary services are customary and ordinary in performance of a director for a public corporation..

2.   TERM.

Consultant shall provide services to Company pursuant to this Agreement for as long as Consultant shall be a duly elected member of the Board of directors subject to the Corporation's Articles and Bye-laws.

3.   PLACE OF WORK.

Consultant shall render services primarily at Consultant's offices, but will, upon request, provide the services at Company offices or such other places as reasonably requested by Company as appropriate for the performance of particular services.

4.   TIME.

Consultant's daily schedule and hours worked under this Agreement on a given day shall generally be subject to Consultant's discretion. Company relies upon Consultant to devote sufficient time as is reasonably necessary to fulfill the spirit and purpose of this Agreement.

5.   PAYMENT.

Company shall pay Consultant the following for services performed pursuant to this Agreement:


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Compensation of $5,000 per month. This compensation shall be paid on the last day of each month. Such payment shall be in the form of cash or free trading S-8 shares of common stock in the Company. Such shares to be issued in exchange for services provided or for reimbursable expenses incurred by the Consultant. If S-8 shares are to be issued they are to have a 25% discount to the closing price on the OTC:BB on the date of issue.

Company shall bear all of Consultant's expenses incurred in the performance of this Agreement. Company shall authorize all such expenses in advance.

6.   COVENANT NOT TO COMPETE.

During the term of this Agreement and for a period of two years thereafter, Consultant shall not, directly or indirectly, either for his own account, or as a partner, shareholder, officer, director, employee, agent or otherwise; own, manage, operate, control, be employed by, participate in, consult with, perform services for, or otherwise be connected with any business the same as or similar to the business conducted by Company. In the event any of the provisions of this
Section 6 are determined to be invalid by reason of their scope or duration, this Section 6 shall be deemed modified to the extent required to cure the invalidity. In the event of a breach, or a threatened breach, of this Section 6, Company shall be entitled to obtain an injunction restraining the commitments or continuance of the breach, as well as any other legal or equitable remedies permitted by law.

7.   CONFIDENTIALITY.

During the term of this Agreement, and thereafter for a period of two (2) years, Consultant shall not, without the prior written consent of Company, disclose to anyone any Confidential Information. "Confidential Information" for the purposes of this Agreement shall include Company's proprietary and confidential information such as, but not limited to, customer lists, business plans, marketing plans, financial information, designs, drawing, specifications, models, software, source codes and object codes. Confidential Information shall not include any information that:


     A.   is disclosed by Company without restriction;

     B.   becomes publicly available through no act of Consultant;

     C.   is rightfully received by Consultant from a third party.


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8.   INDEPENDENT CONTRACTOR.

Consultant is and throughout this Agreement shall be an independent contractor and not an employee, partner or agent of Company. Consultant shall not be entitled to nor receive any benefit normally provided to Company's employees such as, but not limited to, vacation payment, retirement, health care or sick pay. Company shall not be responsible for withholding income or other taxes from the payments made to Consultant. Consultant shall be solely responsible for filing all returns and paying any income, social security or other tax levied upon or determined with respect to the payments made to Consultant pursuant to this Agreement.

9.   CONTROLLING LAW.

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

10.  HEADINGS.

The headings in this Agreement are inserted for convenience only and shall not be used to define, limit or describe the scope of this Agreement or any of the obligations herein.

11.  FINAL AGREEMENT.

This Agreement constitutes the final understanding and agreement between the parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements between the parties, whether written or oral. This Agreement may be amended, supplemented or changed only by an agreement in writing signed by both of the parties.

12.  NOTICES.

Any notice required to be given or otherwise given pursuant to this Agreement shall be in writing and shall be hand delivered, mailed by certified mail, return receipt requested or sent by recognized overnight courier service as follows:





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     If to Consultant:

              Douglas Cifers
              102 Drennen Road
              Suite C-5
              Orlando, FL  32806

     If to Company:

              BEVsystems International, Inc.
              1315 Cleveland St.
              Clearwater, Florida

13.  SEVERABILITY.

     If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

14.  INDEMNIFICATION.

     Consultant and Company mutually agree to indemnify and hold the other party, its shareholders, directors, officers, employees, agents and assignees harmless against liability for any and all claims arising out of this Agreement.

     IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first above written.


                                             BEVsystems International, Inc.



     By:     /s/ Doug Cifers                 By:    /s/ Bob Tatum
        --------------------------               -----------------------------
        Douglas Cifers                           G. Robert Tatum, CEO